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                               August 29, 2023

       Richard M. Brooks
       Chief Executive Officer
       Zumiez Inc.
       4001 204th Street SW
       Lynnwood, Washington 98036

                                                        Re: Zumiez Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 21,
2023
                                                            File No. 000-51300

       Dear Richard M. Brooks:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed April 21, 2023

       Pay Versus Performance Table, page 57

   1. Please identify each named executive officer included in the calculation of average non-
                                                        PEO named executive
officer compensation, and the fiscal years in which such persons are included. You may
provide this information in a footnote to the pay versus
                                                        performance table. See
Regulation S-K Item 402(v)(3).
   2. It appears that you have not provided the relationship disclosures required by Regulation
                                                        S-K Item 402(v)(5).
Please provide this required disclosure in its entirety. Although you may provide this
information graphically, narratively, or a combination of the two, this disclosure must be
separate from the pay versus performance table required by Regulation
                                                        S-K Item 402(v)(1) and
must provide a clear description of each separate relationship indicated in Regulation
S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state that no relationship
exists, even if a particular measure is not used in setting
                                                        compensation.
   3. We note that you include Net Sales, Product Margin and Operating Profit as your
                                                        Company-Selected
Measures. Regulation S-K Item 402(v)(2)(vi) permits you to designate only one
Company-Selected Measure, which, in your assessment, "represents the most important financial
performance measure (that is not otherwise required to be disclosed in the table) used by
[you] to link compensation actually paid to [your] named executive
 Richard M. Brooks
Zumiez Inc.
August 29, 2023
Page 2
         officers, for the most recently completed fiscal year, to company performance." Please ensure that you include only one Company-Selected Measure in the table. You may elect to provide in the table one or more performance measures in addition to the Company-
         Selected Measure, provided that the disclosures about those measures "may not be misleading or obscure the required information, and the additional performance measures may not be presented with greater prominence than the required disclosure." See Pay
         Versus Performance, Release No. 34   95607 (Apr. 29, 2015) [87 FR
55134 (Sept. 8,
         2022)] at 55159. Also note that each additional measure must also be accompanied by a clear description of the relationship between executive compensation actually paid to the
         registrant   s PEO, and, on average, to the other NEOs, and that
measure, across each of the
         fiscal years included in the pay versus performance table. See Regulation S-K Item
         402(v)(5)(iv).

         In addition, for any such measure provided in the pay versus performance table that is not a financial measure under generally accepted accounting principles, please ensure that you provide disclosure showing how the measure is calculated from your audited financial statements, as required by Regulation S-K Item 402(v)(2)(v). If the disclosure appears in a different part of the definitive proxy statement you may satisfy the disclosure requirement by a cross-reference thereto; however, incorporation by reference to a separate filing will not satisfy this disclosure requirement.
4. It appears that you have not provided the tabular list of at least three, and up to seven, financial performance measures, which in your assessment represent the most important financial performance measures used by you to link compensation actually paid to your named executive officers, for the most recently completed fiscal year, to your performance, as required by Regulation S-K Item 402(v)(6). Please ensure that you provide this required disclosure in its entirety. The Tabular List should include your
         Company-Selected Measure and any additional measures that you have elected to include in the pay versus performance table.
       Please contact John Stickel at 202-551-3324 or Amanda Ravitz at 202-551-3412 with any questions.



FirstName LastNameRichard M. Brooks                           Sincerely,
Comapany NameZumiez Inc.
                                                              Division of
Corporation Finance
August 29, 2023 Page 2                                        Disclosure Review
Program
FirstName LastName